Mail Stop 3561

June 8, 2006

J. Frank Harrison, III
Chief Executive Officer
Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, NC 28211

> **Re: Coca-Cola Bottling Co. Consolidated**
> **Form 10-K for Fiscal Year Ended January 1, 2006**
> **Filed March 16, 2006**
> **File No. 0-9286**

Dear Mr. Harrison:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 52

1. Significant Accounting Policies, page 52

1.   We note you disclose bottle/can sales volume by distinct product categories. We refer you to page 29. Please advise or revise your next interim and annual filings to separately report revenues from external customers for these identified product categories. See paragraph 37 of SFAS No. 131. In future filings please revise your management's discussion and analysis to discuss the impact each product category has on your results of operations, to the extent material. In your response please show us what your revised disclosure will look like.

Revenue Recognition, page 52

2.   Please tell us the amount of total revenue from services recognized in each of the three years presented. In your response please separate service revenue by sources including, but not limited to, delivery, repair, vending, the Piedmont management fee and others, as applicable. If total combined service revenue is more than 10% of net sales in any period presented, please separately state product sales and cost of sales from service sales and cost of sales in future filings. See Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.

3. Inventories, page 58

3.   Please tell us why costs for plastic shells, pallets and other inventories are more appropriately characterized as inventory rather than property and equipment. In your response please include your consideration as to when these items are recognized in earnings, whether adjustments from historical cost to net realizable value were required upon reclassification or, alternatively, why adjustments were not required and how you measure losses in value.

8. Other Accrued Liabilities, page 60

4.   Please tell us the individual components and related amounts that make up all other accrued expenses for each balance sheet date.

9. Debt, page 61

5.   We note you disclose completing an exchange offer and issuing registered notes. Please advise or revise your future filings to include the required disclosures and computation of the ratio of earnings to fixed charges. See Item 503(d) of Regulation S-K.

16. Capital Transactions, page 70

6.   Please advise or revise your future filings to explain the relevant rights and privileges of common stock and Class B common stock, specifically highlighting the substantive differences between each series of common shares. See paragraph 4 of SFAS No. 129, as applicable. In your response please show us what your revised disclosure will look like.

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. J. Frank Harrison, III
Coca-Cola Bottling Co. Consolidated
June 8, 2006
Page 4

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Michael Moran
                        Accounting Branch Chief